Filed Pursuant to Rule 433

Registration No. 333-165626

November 8, 2011

FINAL TERM SHEET

Encana Corporation
3.90% Notes due 2021

Issuer:	Encana Corporation

Principal Amount:	US$600,000,000

Trade Date:	November 8, 2011

Settlement Date:	November 14, 2011

Maturity Date:	November 15, 2021

Interest Payment Dates:	Semi-annually on May 15 and November 15, beginning May 15, 2012

Benchmark Treasury:	UST 2.125% due August 15, 2021

Benchmark Yield	2.052%

Spread to Benchmark:	+185 bps

Yield to Maturity:	3.902%

Coupon:	3.90%

Public Offering Price:	99.983%

Make Whole Optional Redemption:	At any time at a discount rate of UST +30 bps

At Par Optional Redemption:	On or after August 15, 2021 (the date three months prior to the Maturity Date)

CUSIP:	292505AJ3

ISIN:	US292505AJ36

Ratings:

“BBB+” by Standard & Poor’s Ratings Services (“S&P”), with Negative Outlook on the Corporation

“Baa2” by Moody’s Investors Service (“Moody’s”), with Stable Outlook on the Corporation

“A (low) (Negative Trend)” by DBRS Limited (“DBRS”)

Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc.

Senior Co-Managers:	CIBC World Markets Corp. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Mitsubishi UFJ Securities (USA), Inc.

RBC Capital Markets, LLC. Scotia Capital (USA) Inc. TD Securities (USA) LLC

Co-Managers:	BMO Capital Markets Corp. Credit Suisse Securities (USA) LLC DnB NOR Markets, Inc. Goldman, Sachs & Co. Mizuho Securities USA Inc. UBS Securities LLC Wells Fargo Securities, LLC

Concurrent Offering:	The Issuer is also offering US$400,000,000 of its 5.15% Notes due 2041

Credit Ratings

The notes have been assigned a rating of “BBB+” by S&P, a rating of “Baa2” by Moody’s and a rating of “A (low) (Negative Trend)” by DBRS.  S&P and Moody’s assign an outlook to the issuer of securities and not to individual debt instruments.  S&P has assigned a Negative Outlook to Encana and Moody’s has assigned a Stable Outlook to Encana.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.  The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the notes nor do ratings comment on market price or suitability for a particular investor.  Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, the issuer is under no obligation to update this Final Term Sheet.

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality.  A rating of BBB+ by S&P is within the fourth highest of ten categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the issuer to meet its financial commitment on the obligation.  The addition of a plus (+) or minus (–) modifier after a rating indicates the relative standing within a rating category.

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality.  A rating of Baa2 by Moody’s is within the fourth highest of nine categories and is assigned to obligations subject to moderate credit risk.  They are considered medium grade and as such may possess certain speculative characteristics.  The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a rating category.  The modifier 1 indicates that the obligation ranks in the higher end of its rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of its rating category.

DBRS’ long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality.  A rating of A (low) (Negative Trend) by DBRS is within the third highest of ten categories and is assigned to obligations considered to be of good credit quality.  The capacity for the payment of financial obligations is substantial, but of lesser credit quality than that of higher rated entities.  Such obligations may be vulnerable to future events, but qualifying negative factors are considered manageable.  The addition of a “(high)” or “(low)” modifier after a rating indicates relative standing within the category.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free:

Barclays Capital Inc., toll free at 1-888-603-5847

BNP Paribas Securities Corp. toll free at 1-800-854-5674
J.P. Morgan Securities LLC collect at 1-212-834-4533

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